

March 11, 2011

via U.S. mail and facsimile to (319) 653-3330

Mr. J. William Pim, Chief Financial Officer
Iowa Renewable Energy, LLC
1701 East 7th Street, P.O. Box 2
Washington, IA 52353

      RE: Iowa Renewable Energy, LLC
              Form 10-K for the Fiscal Year Ended September 30, 2010
              Filed December 29, 2010
              Form 10-Q for the Period Ended December 31, 2010
              File No. 0-52428

Dear Mr. Pim:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended September 30, 2010

Item 3. Legal Proceedings, page 27

1. We note the counterclaims asserted by REG in December 2009. Please revise the footnotes to your financial statements in future filings to address the disclosure requirements of ASC Topic 450-20-50-1 through 450-20-50-4. Please provide us with an example of the disclosure.

Management's Discussion and Analysis, page 29

Liquidity and Capital Resources, page 35

2. Please revise future filings to state clearly whether your current and available resources are sufficient to meet your expected cash requirements for a period of not less than twelve months from the date of the Form 10-K. To the extent you do not have sufficient resources, state the estimated deficiency in dollar terms and discuss how you plan to address the deficiency. Provide a discussion of your expected cash needs, including a discussion of specific cash needs over the next twelve months and a discussion of long-term liquidity as discussed in section 501.03.a of the Codification of Financial Reporting Policies. In discussing your expected liquidity needs, please state the extent to which you are currently using funds in your operations on a monthly basis.

3. We note your discussion on pages 25 and F-12 that you were not in compliance with covenants related to your outstanding debt. Please revise future filings to clearly state in the liquidity section the required minimum/maximum ratios or amounts for each of your financial covenants and the actual ratios or amounts achieved for each financial covenant as of the most recent balance sheet date.

4. We also note your discussion of these covenants in the December 31, 2010 Form 10-Q. It appears you have made contradictory statements regarding such compliance on pages 11 and 15 therein. Please explain to us and revise future filings as appropriate.

Critical Accounting Estimates, page 38

5. Please provide us and include in future filings an expanded discussion of impairment testing of your plant and processing equipment. Describe all of the key assumptions used in your testing and underlying your judgment that the $40.7 million (less accumulated depreciation) is recoverable and provide a reasonably detailed discussion of your basis for the assumptions.

Item 9A. Controls and Procedures, page 40

Disclosure Controls and Procedures, page 40

6. We note your disclosure regarding disclosure controls and procedures. The definition you have provided does not fully conform to the definition set forth in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Specifically, you do not state whether your disclosure controls and procedures were also effective to ensure that information required to be disclosed is accumulated and communicated to management, including the principal executive and principal

financial officers, or person performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Please confirm, if true, that your management's conclusion regarding effectiveness is based on the full definition of disclosure controls and procedures as of June 30, 2010 and December 31, 2010, as we note the same disclosure in included in the December 31, 2010 Form 10-Q. Please revise future filings to provide the full definition or omit the definition entirely and refer to the rule.

Management's Report on Internal Control over Financial Reporting, page 40

7. You state that management concluded that, as of September 30, 2010, your "integrated controls over financial reporting" were effective. Please confirm, if true, that your internal control over financial reporting was effective as of that date, and revise future filings accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743, or in her absence, me at (202) 551-3355, if you have questions regarding these comments.

Sincerely,

Terence O'Brien
Accounting Branch Chief